Kai H. Liekefett kliekefett@velaw.com

Tel +1.212.237.0037 Fax +1.713.237.0100

May 18, 2016

Via EDGAR, Email and Federal Express

Bryan J. Pitko

Attorney Advisor

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:          Omega Protein Corporation

Preliminary Proxy Statement filed on Schedule 14A
Definitive Additional Materials
Filed May 9, 2016
File No. 001-14003

Dear Mr. Pitko:

On behalf of our client, Omega Protein Corp. (the “Company”), please find below responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 18, 2016, with respect to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) and Definitive Additional Materials, both filed with the Commission on May 9, 2016, File No. 001-14003. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). Enclosed with the email and Federal Express versions of this letter is a copy of the Amended Preliminary Proxy Statement marked to show changes from the Preliminary Proxy Statement as originally filed.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Preliminary Proxy Statement unless otherwise specified.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Tokyo Washington	666 Fifth Avenue New York, New York 10103-0040 Tel +1.212.237.0000 Fax +1.713.237.0100 www.velaw.com

Securities and Exchange Commission May 18, 2016 Page 2

PREC14A

1.

We note you have nominated David H. Clarke for election as director at the Annual Meeting. We also note that Wynnefield Capital Management has indicated that it intends to nominate Mr. Clarke for election as director at the Annual Meeting. Please provide supplemental information demonstrating that Mr. Clarke has consented to be specifically named in your proxy materials and to serve if elected consistent with Rule 14a-4(d) of Regulation 14A.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has attached as Exhibit A to this letter copies of (1) the Nominee’s Consent signed by Mr. Clarke and (2) the signature page to Mr. Clarke’s Director Questionnaire, both of which evidence Mr. Clarke’s consent to be named in the Company’s proxy materials and to serve as a director if elected.

Proposal 1 – Election of Directors, page 9

2.	Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur. See Item 24 of Schedule 14A.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 37 of the Amended Preliminary Proxy Statement has been revised to include the following statement:

“The Board has determined to hold a “say on pay” vote annually through 2017, when the next stockholder vote on the frequency of the “say on pay” vote is required.”

Proposal 4 – Proposal to Adopt an Amendment to the Bylaws, page 60

Securities and Exchange Commission May 18, 2016 Page 3

3.

Disclosure in the second and third paragraphs of this section appears to contemplate that, if a majority standard is in effect for the election of directors, votes will consist of “for” and “withheld” votes only. Please revise this disclosure so that it is consistent with Instruction 2 to Rule 14a-4(b) of Regulation 14A.

RESPONSE:

In response to the Staff’s comments, the second and third paragraphs of Proposal No. 4 on page 60 of the Amended Preliminary Proxy Statement have been revised as follows:

“The proposed amendment provides that, in an uncontested election of directors, a candidate would be elected as a director only if the votes cast for the candidate exceed the votes cast against the candidate. Abstentions and broker non-votes would not be counted as votes cast and will have no effect on the outcome of the vote.”

“We believe that the adoption of a majority voting standard in uncontested director elections will give our stockholders a greater voice in determining the composition of our Board and will provide stockholders a means to register dissent by limiting the opportunity for a director nominee to be elected when votes against a director nominee exceed votes for a director nominee.”

DEFA14A filed May 9, 2016

Exhibit 99.1 – Letter to Stockholders

4.

Please provide support for your statement that “Wynnefield has stated to the Company that it seeks to eventually acquire control of the Company.” In particular, please indicate when and how Wynnefield indicated this intent.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has attached as Exhibit B to this letter a copy of a letter to the Board of Directors of the Company (the “Board”) included in the Schedule 13D filed by Wynnefield on August 11, 2015. The letter to the Board contains the following statement:

“Wynnefield believes that, as a result of the Board’s poorly analyzed, poorly executed and unsuccessful actions, it has forfeited the right to maintain Omega Protein as a public company. Let’s not engage in a costly proxy battle that will ultimately end in Omega Protein’s shareholders ousting the current Board over a two year period.”

*     *     *     *     *

Securities and Exchange Commission May 18, 2016 Page 4

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Kai H. Liekefett of Vinson & Elkins L.L.P. at (713) 758-3839.

Very truly yours, VINSON & ELKINS L.L.P. By: /s/ Kai H. Liekefett Name: Kai H. Liekefett

Enclosures

cc:

Exhibit A

Nominee's Consent

The undersigned hereby consents to (i) being named as a nominee for election to the Board of Directors of Omega Protein Corporation (the “Company”) in any proxy statements relating to the Company's 2016 Annual Meeting of Stockholders and any adjourmnent, postponements or reschedulings thereof; (ii) to serve as a director of the Company if elected;

David H. Clarke

******

The above infonnation is fumished by the undersigned at the request of the Company for use in connection with reporting your ownership of and transactions in Company securities pursuant to Section 16 of the Exchange Act, and with the preparation of proxy materials for annual meetings of shareholders, Annual Reports on Form 10-K and Current Reports on Form 8-K. The undersigned will in writing notify the Company's General Counsel, John Held jheld@omegaprotein.com or 713-940-6ll6), promptly of any developments oecurring hereafter, which affect the answers provided in this Questionnaire; otherwise, the Company and its counsel are to understand that the above information continues to be, to the best of the undersigned's knowledge, information and belief; complete and correct.

If the undersigned is a director or a director nominee, by signing below the undersigned consents (i) to accept the nomination, (ii) to being named in the proxy statement as a board nominee for election to the board of directors and (iii) to serve as a director if elected.

Exhibit B

On August 11, 2015, the Wynnefield Reporting Persons sent the following letter to the Issuer’s Board of Directors (“Board”) and Chairman of the Board:

August 11, 2015

Mr. Gary Goodwin, Chairman of the Board

Omega Protein Corporation

2105 City West Boulevard

Suite 550

Houston, TX 77042

FOR IMMEDIATE DISTRIBUTION TO THE BOARD OF DIRECTORS

Dear Gary,

“But second chances aren’t forever. Even miracles have an expiration date”

-Robyn Schneider

In the twenty three years of managing our small cap value fund, Wynnefield Capital Management, LLC and its affiliates (“Wynnefield”) have never observed a more glaring case of “Diworsification” than the risky and unsuccessful effort of Omega Protein Corporation (“Omega Protein”) to enter the human nutrition field.

While the actions of the Board of Directors of Omega Protein may be afforded protection under the “Business Judgement” safe harbor, the ugly truth is that the Omega Protein Board and its management have flushed away $150 million of shareholder value trying to enter a business that the Board and management lacked the skill sets to integrate, manage or execute on a successful strategic plan. Wynnefield could lay out line by line the details of this tragic and risky misallocation of shareholder equity but we would only be piling on. Omega Protein’s public disclosures filed with the Securities and Exchange Commission tell all.

To cut to the chase, Wynnefield believes that, as a result of the Board’s poorly analyzed, poorly executed and unsuccessful actions, it has forfeited the right to maintain Omega Protein as a public company. Let’s not engage in a costly proxy battle that will ultimately end in Omega Protein’s shareholders ousting the current Board over a two year period. Such removal would otherwise be completed in a single year was it not for the fact the Board has “classified” itself as entrenched.

Many boards, including ones on which Wynnefield nominees have served, have made well-meaning but high profile acquisition mistakes that have severely hurt shareholder value. We are not out to embarrass you. Fortunately for the Board and the shareholders that it purports to serve, the ground has recently shifted under the foundation of Omega Protein in a most positive manner. What has been revealed is a clear and simple path to redemption for all involved parties.

Your road forward must entail the immediate hiring of a reputable investment banking firm to explore all strategic alternatives to maximize and release shareholder value, including the sale of Omega Protein or its assets. The Board has before itself a second chance to correct its past mistakes and perform its duty of serving the shareholders that it represents. We would characterize this opportunity as being a “no brainer.”

Simple chanting of the mantra - “Daybrook/Oceana” by the Board once in the morning and again at night will keep you on the proper path until you have retained an investment banker to guide you in the exploration of strategic alternatives.

Wynnefield, in fairness to all, has given considerable deliberation to come up with a counter argument to the course of action we insist you straightaway pursue and has come up empty. It’s time for the Board to immediately hire an investment banker and run the process to unlock the value in Omega that’s staring the entire Board in the face. You will see that this is the right way to proceed rather than engaging in a shootout with Wynnefield that the Board will most surely lose at considerable expense to shareholders. As the record shows, Wynnefield is tenacious, and has repeatedly been successful, when we are confident, as in this instance, we are right.

Any Gary Cooper fan would tell you that it’s “High Noon” for Omega Protein’s Board. Both you and your shareholders have been handed a second chance. We can all emerge as huge winners.

Don’t screw it up- reputations and monetary rewards are at stake for all parties.

Please feel free to email me directly at nobus@wynnecap.com to set up a time to discuss this further.

Tick Tock. Tick Tock.

Nelson Obus, Managing Member